8/10.

04036155

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Buck Lake Ventures Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

AUG 11 2004

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 1669 FISCAL YEAR 12-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/10/04

82-1669

BUCK LAKE VENTURES LTD.

ARLS
12-31-03

2003 ANNUAL REPORT

July 2004

Message to Buck Lake Shareholders

July 29, 2004

As worldwide interest for gold, silver, platinum and other precious metals remains positive, your Company continues to work towards advancing its project portfolio to benefit from current and future resource opportunities.

In particular, gold's measured growth as a cornerstone investment expanded during 2003 and much of 2004 with Platinum Group Metals remaining strong as the demand for these rare and useful minerals exceeds supply, making them a unique and rewarding investment.

Through mineral exploration, Buck Lake has participated in this favorable resource market with much anticipation and vigor. Your company is working towards the development of its promising Buck Lake Platinum/Palladium Project in addition to commencing exploration at its Gwyn Lake Gold Project located in the heart of Ontario's richest gold belt where a resurgence in gold production is occurring from one of the areas richest historical mines.

Buck Lake continues to utilize its extensive network of contacts and experience to seek out premium gold and other precious metals properties in Ontario and British Columbia for exploration and development.

The Buck Lake Platinum/Palladium/Nickel Project

We believe that the Buck Lake Intrusion is the best exploration target for a new platinum/palladium mine in the famous Lac Des Iles area of Ontario – home of North American Palladium Ltd.'s Lac Des Iles platinum/palladium mine. This mine is one of only two primary platinum/palladium mines in North America. Our exploration results at the Buck Lake Platinum/Palladium Property include test pit samples at the main discovery area yielding up to 2.82 g/t platinum, 31.6 g/t palladium, 1.53% copper and 9.96% nickel taken from fresh massive sulphides exposed by blasting. We have incurred in excess of $700,000 exploring this property.

Visit our website at www.bucklakeventures.com for more information and pictures of the property through various stages of exploration including drilling on the main discovery area.

Buck Lake recently completed 2,000 meters of NQ Diamond Drilling on the property primarily targeting the Main Discovery Zone. Buck Lake is awaiting assay results from the completion of its Phase 1 Exploration Diamond Drilling Program.

Gwyn Lake Gold Project

In May 2003, Buck Lake entered into an agreement to acquire a 100% interest in the Gwyn Lake Gold Project located along the historical Beardmore - Gearldton Gold Belt, 15 km east of Beardmore, Ontario.

The Beardmore – Gearaldton Gold Belt is known and documented in the Ontario Ministry of Mines Records, for its extensive mining history including 19 gold mines reportedly producing over 4 million ounces of Gold with a combined average grade of 11.5 g/t.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF) clearly delineated by an airborne geophysical magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending subparallel bands of EM conductors lie coincident with two strong east-northeast trending subparallel bands. These three zones are known to host notable gold values along strike.

These 'zones', dubbed the northern zone, central zone and southern zone, are part of the regional Geraldton-Beardmore Gold Belt system which is home to numerous historical gold producers.

The Gwyn Property covers a 2 km section along strike of this regional trending geophysical structure.

Currently, exploration work is focused on the north and central zones due to their encouraging geophysics and associated historical results reported to the east and west along strike of the property area.

Buck Lake Ventures Ltd. remains focused on acquiring, exploring and developing projects with exceptional exploration potential. Both the Buck Lake Platinum/Palladium/Nickel Project and the Gwyn Lake Gold Project meet the company's criteria for such projects. Buck Lake looks forward to sharing with you the results from both its Buck Lake and Gwyn Lake projects in the very near future as both projects have recently undergone much anticipated exploration developments.

Gold and Silver

Buck Lake Ventures Ltd. is firmly committed to both strengthening and building upon its current project portfolio through acquisition, exploration, and development of precious metal properties to position your Company and its shareholders to most effectively participate in the world's increasingly stronger resource market.

At this time, to bring you even closer to the company and its advancement of our projects please provide your e-mail addresses, and contact information so that we can keep you updated with the company's immediate development. In today's fast paced informational age it is the best way to stay in touch and informed of your company's progress.

You can contact either Renee Brickner (rb@bucklakeventures.com) or me, Raymond Roland by telephone at 604.682.7159, or on our toll free number 1.888.880.2288.

In closing let me say that we see exciting times ahead for you company and look forward to our exploration successes in 2004.

Sincerely,

BUCK LAKE VENTURES INC.

"Raymond Roland "

Raymond Roland
President

BUCK LAKE VENTURES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Buck Lake Ventures Ltd. (hereinafter called the "Company") will be held at the offices of Beruschi & Company, 501 - 905 West Pender Street, Vancouver, British Columbia on August 27, 2004 at the hour of eleven o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended December 31, 2003 and the report of the auditor thereon;

2. To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

3. To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

4. To determine the number of Directors at five;

5. To elect Directors for the ensuing year;

6. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and

7. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company, 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 28th day of July, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Raymond Roland"
RAYMOND ROLAND
President

BUCK LAKE VENTURES LTD.

#501, 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JULY 21, 2004 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 27, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by management of Buck Lake Ventures Ltd. (the "Company") for use at the Annual and Special General Meeting of Shareholders to be held on August 27, 2004 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Shareholder who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES

REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. July 19, 2004 has been fixed in advance by the Directors as the record date for the purposes of determining those Shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date, 23,268,311 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

At the last Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at six. Management is proposing to decrease the size of the Board to five directors. If this resolution is passed five directors will be elected at the Annual and Special General Meeting.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Raymond Roland Vancouver, BC, Canada President, C.E.O., C.F.O. and Director	President, Roland Financial Services Ltd.; President, Buck Lake Ventures Ltd.; President, International Alliance Resources Inc.; Previously Senior Manager, Western Canada of a Canadian chartered bank	June 27, 2000 to date	1,129,460
Renee Brickner Squamish, BC, Canada Director	Consulting Geologist, June 1999 to date	May 2, 2003 to date	227,697
Kirk Shaw Vancouver, BC, Canada Director	Television and film producer	January 18, 1999 to date	612,820
Douglas B. Brooks North Vancouver, BC, Canada	President, Boss Gold Corp. since, 1998; Investment Advisor with RBC Dominion Securities Inc. to 1997.	June 27, 2000 to date	758,652

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Director			
David Dicaire Coquitlam, BC, Canada Director	President, Totally Hip Technologies Inc. since September 2000; COO and General Manager, Totally Hip Technologies Inc. since February, 1999; Senior Manager and Consultant with Simons Engineering Inc. and H. A. Simons Ltd. from 1995 to 1999.	June 28, 2001 to date	Nil

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Raymond W. Roland, Kirk Shaw and Douglas B. Brooks are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

CORPORATE CEASE TRADE ORDERS

No proposed director of the Company, within the past ten years, has been a director or executive officer of a company that, while that person was acting in that capacity was the subject of a cease trade or similar order, or an order that denied that company access to any exemption under the securities legislation, for a period of more than 30 consecutive days other than Raymond Roland who was a director of Ballad Gold & Silver Ltd. when it became the subject to a cease trade order from May 29, 2001 to August 28, 2001 for failure to file financial statements. Raymond Roland was also a director of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order from May 16, 2001 to August 13, 2001 for failure to file financial statements. Douglas B. Brooks was a director of Maximum Ventures Inc. when it became the subject of a cease trade order from April 18, 2001 to July 17, 2001 for failure to file financial statements. Douglas B. Brooks was also a director of Pierre EnTerprises Ltd. when it was subject to a cease trade order on March 11, 2003 for failure to file financial statements, which order has not been rescinded. The above cease trade orders were all issued by the British Columbia Securities Commission.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Raymond Roland became the President and Chief Executive Officer of the Company on June 27, 2000 and Chief Financial Officer on May 11, 2000. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer" or "NEO") during the financial years ending December 31, 2001, 2002 and 2003, being the three most recently completed financial years. No other executive officer's total salary and bonus during such periods exceeded $150,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
RAYMOND W. ROLAND President, CEO and CFO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$36,000[1] $36,000[1] $36,000[1]	Nil[2] Nil 100,537[3]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1 For financial consulting services provided by Roland Financial Services Ltd. ("Roland Financial"), a British Columbia non-reporting company wholly-owned by Mr. Roland.

2 Subsequent to the Company's financial year-end, options to purchase 651,831 shares exercisable at a price of $0.13 per share on or before January 16, 2006 were granted to Mr. Roland.

3 Grant of 43,287 incentive stock options at $0.21 per share to Roland Financial exercisable until February 8, 2003 and the grant of 57,250 incentive stock options at $0.40 per share to Mr. Roland, exercisable until July 6, 2003.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options and SARs were granted to the Named Executive Officer during the financial year ended December 31, 2003.

OPTIONS/ SAR GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2003

NEO Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Raymond W. Roland	Nil[1]	N/A	N/A	N/A	N/A

1 Subsequent to the Company's financial year-end, options to purchase 651,831 shares exercisable a price of $0.13 per share on or before January 16, 2006 were granted to the Named Executive Officer.

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at December 31, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities, Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/ SARs at FY-End ($) Exercisable/ Unexercisable (e)
Raymond W. Roland	Nil	N/A	Nil[1], [2] (Exercisable)	N/A (Exercisable)

1 During the fiscal year ended December 31, 2003, options to acquire up to 100,537 shares expired, unexercised.
2 Subsequent to the Company's financial year-end, options to purchase 651,831 shares exercisable at a price of $0.13 per share on or before January 16, 2006 were granted to the Named Executive Officer.

During the year ended December 31, 2003, consulting fees of $36,000 were paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland Please see "Other Related Party Transactions" herein.

Termination of Employment, Change in Responsibilities and Employment Contracts

In the financial year ended December 31, 2003 or the current financial year, the Company was not party to any employment contracts with its Named Executive Officer and did not have any plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in view of compensating such Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance at board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The following options and SARs were granted to the non-executive Directors during the financial year ended December 31, 2003.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2003

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive Directors as a group	Nil[1]	N/A	N/A	N/A	N/A

[1] Subsequent to the Company's financial year-end, options to purchase 430,000 shares exercisable at a price of $0.13 per share on or before January 16, 2006 were granted to non-executive Directors.

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at December 31, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/ SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	N/A	Nil[1] Nil[2] (Exercisable)	N/A

1 During the fiscal year ended December 31, 2003, options to acquire up to 82,250 shares expired, unexercised.

2. Subsequent to the Company's year-end, options to purchase 430,000 shares exercisable at a price of $0.13 per share on or before January 16, 2006 were granted to non-executive Directors.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Nil[1]	N/A	2,326,311[2]
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	Nil[1]	N/A	2,326,311[2]

1 Subsequent to the financial year-end, options to purchase up to 1,751,831 shares exercisable at a price of $0.13 per share on or before January 16, 2004 were granted

2 The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan" and "Incentive Stock Options" under the heading "Particulars of Matters to be Acted Upon" herein.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Selkirk Angler's Guide Service Ltd. ("Selkirk") of #501, 905 West Pender Street, Vancouver, B.C., V6C 1L6. Selkirk is a British Columbia non-reporting company, wholly-owned by Leeta Drinovz, a former Director of the Company, of Vancouver, British Columbia. Selkirk is engaged to perform management services on behalf of the Company at a fee of $2,500.00 per month.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors or Executive Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2003.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Amisano Hanson were first appointed auditors on April 1, 1994.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise no Director or Executive Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2003

Private Placements December 2003

Pursuant to a private placement agreement dated December 15, 2003, Toro Ventures Inc. ("Toro"), a British Columbia non-reporting company wholly-owned by Raymond Roland, the President and a director of the Company, purchased 800,000 units of the Company's securities at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.12 exercisable on or before February 6, 2006. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to Toro were restricted from trading until June 10, 2004.

Pursuant to private placement agreements dated December 31, 2003, Douglas B. Brooks and Renee Brickner, directors of the Company, each purchased 50,000 units of the Company's securities at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.12 exercisable on or before December 31, 2005. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to Mr. Brooks and Ms. Brickner were restricted from trading until May 1, 2004.

Other Related Party Transactions

During the financial year ended December 31, 2003, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. $10,000 is payable to a British Columbia non-reporting company of which Raymond Roland is a shareholder, with respect to a loan made to the Company. The loan is unsecured, non-interest bearing and payable on demand;

2. $23,925 in geological consulting fees and exploration expenditures on behalf of the Company were paid or accrued to Gold Brick Enterprises Ltd., a British Columbia non-reporting company wholly-owned by Renee Brickner, a Director of the Company;

3. Consulting fees of $36,000 were paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, a the President and a Director of the Company;

4. Management fees of $30,000 and interest of $22,806 were paid or accrued to Selkirk Angler's Guide Service Ltd., a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a former Director of the Company;

5. $669.08 is payable to John Rizzuti, a former Officer of the Company, with respect to a loan made to the Company. The loan is unsecured, non-interest bearing and payable on demand; and

6. $36,159 is payable to Ballad Gold & Silver Ltd., a British Columbia reporting company which has a common director with the Company, with respect to a loan made to the Company. The loan is unsecured, non-interest bearing and payable on demand;

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the Shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing Directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its Shareholders through ownership of shares in the Company. Accordingly, at the Meeting the Shareholders will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders re-approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three Directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the Shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested Shareholders.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the Shareholders approve the Plan.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended December

31, 2003. Shareholders may contact the Company at www.bucklakeventures.com or at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, the 28th day of July, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Raymond Roland"
Raymond Roland
President and Director

82-1669

BUCK LAKE VENTURES LTD.

(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

December 31, 2003 and 2002

(Stated in Canadian Dollars)

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Buck Lake Ventures Ltd.
(An Exploration Stage Company)

We have audited the balance sheets of Buck Lake Ventures Ltd. as at December 31, 2003 and 2002 and the statements of operations, shareholders' equity (deficiency) and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

June 4, 2004

"*Amisano Hanson*"
Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency, incurred substantial losses from operations and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, all of which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated June 4, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada

June 4, 2004

"*Amisano Hanson*"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
December 31, 2003 and 2002
(Stated in Canadian Dollars)

ASSETS		2003		2002
Current				
Cash – Note 7	$	310,176	$	525
GST receivable		16,614		14,870
Marketable securities (market value: $10,000; 2002: $8,000) – Note 9		8,000		8,000
Prepaid expenses		19,954		14,495
		354,744		37,890
Capital assets – Note 3		19,115		24,573
Resource property costs – Notes 4 and 9 and Schedule 1		955,966		869,264
	$	1,329,825	$	931,727
LIABILITIES				
Current				
Accounts payable	$	522,406	$	520,949
Due to related parties – Note 9		631,578		203,429
Advances payable – Note 5		7,351		6,524
Loans payable – Note 6		211,371		198,996
		1,372,706		929,898
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share capital – Notes 7 and 11		5,961,773		5,532,673
Deficit		(6,004,654)		(5,530,844)
		(42,881)		1,829
	$	1,329,825	$	931,727

Nature and Continuance of Operations – Note 1
Commitments – Notes 4, 7 and 11
Subsequent Events – Notes 4, 7 and 11

APPROVED BY THE DIRECTORS:

"Ray Roland" ______________________, Director   *"Renee Brickner"* ______________________, Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the years ended December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars)

	2003	2002	2001
General and administrative expenses			
Accounting, audit and legal fees	$ 130,650	$ 131,233	$ 164,395
Amortization	5,458	7,016	3,930
Bank charges and interest – Note 9	105,786	44,430	51,182
Consulting fees – Note 9	36,000	37,500	53,000
Filing fees	8,341	3,709	21,678
Management fees – Note 9	30,000	30,000	30,000
Office services and expenses	32,047	7,490	24,329
Promotion and travel – Note 9	7,896	62,784	50,078
Rent – Note 9	42,000	42,000	42,000
Shareholder communications fees	2,603	-	12,500
Transfer agent	3,567	3,698	4,333
Loss before other items	(404,348)	(369,860)	(457,425)
Other items			
Interest income	108	475	3,260
Property investigation costs	(3,640)	-	-
Write-down of marketable securities – Note 9	-	(4,000)	(39,000)
Write-off of resource property costs	(65,930)	(74,961)	-
Gain on settlement of accounts payable	-	43,594	-
Net loss for the year	$ (473,810)	$ (404,752)	$ (493,165)
Basic and diluted loss per share	$ (0.04)	$ (0.03)	$ (0.05)
Weighted average number of shares outstanding	13,284,846	13,079,604	10,849,600

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars)

	2003	2002	2001
Operating Activities			
Net loss for the year	$ (473,810)	$ (404,752)	$ (493,165)
Adjustments to reconcile net loss used in operations:			
Amortization	5,458	7,016	3,930
Write-down of marketable securities	-	4,000	39,000
Write-off of resource property costs	65,930	74,961	-
Gain on settlement of accounts payable	-	(43,594)	-
Changes in non-cash working capital items related to operations:			
GST receivable	(1,744)	19,659	(18,241)
Prepaid expenses	(5,459)	(5,660)	(5,829)
Accounts payable	1,457	111,414	(111,389)
Cash used in operating activities	(408,168)	(236,956)	(585,694)
Investing Activities			
Acquisition of capital assets	-	(455)	(35,064)
Resource property acquisition costs	(60,000)	-	(135,000)
Deferred exploration costs	(63,532)	(121,375)	(349,908)
Cash used in investing activities	(123,532)	(121,830)	(519,972)
Financing Activities			
Common shares issued	400,000	135,235	678,650
Share subscriptions	-	-	65,000
Due to related parties	428,149	84,784	(138,474)
Advances payable	827	734	652
Loans payable	12,375	129,845	69,151
Cash provided by financing activities	841,351	350,598	674,979
Increase (decrease) in cash during the year	309,651	(8,188)	(430,687)
Cash, beginning of the year	525	8,713	439,400
Cash, end of the year	$ 310,176	$ 525	$ 8,713

…/Cont'd.

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.

Continued

(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars)

	2003	2002	2001
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2003
(Stated in Canadian Dollars)

		Common Stock		Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Share Subscriptions	Total
		Issued Shares	Amount				
Cumulative totals at December 31, 1986		3,475,000	$ 823,550	$ (674,313)	$ -	$ -	$ 149,237
Issue of shares for cash pursuant to private placements	– at $0.94	133,768	125,742	-	-	-	125,742
	– at $0.45	1,200,000	390,000	-	-	-	390,000
Issue of shares for finders fees	– at $0.25	36,000	9,000	-	-	-	9,000
Issue of shares for cash pursuant to the exercise share purchase options	– at $0.19	287,500	54,625	-	-	-	54,625
Issue costs		-	(48,574)	-	-	-	(48,574)
Net loss for the year ended December 31, 1987		-	-	-	(231,328)	-	(231,328)
Balance, December 31, 1987		5,132,268	1,354,343	(674,313)	(231,328)	-	448,702
Issue of shares pursuant to a property acquisition agreement	– at $0.50	100,000	50,000	-	-	-	50,000
Net loss for the year ended December 31, 1998		-	-	-	(576,309)	-	(576,309)
Balance December 31, 1988		5,232,268	1,404,343	(674,313)	(807,637)	-	(77,607)
Issue of shares pursuant to a resource property acquisition agreement	– at $0.08	100,000	8,000	-	-	-	8,000
Net loss for the year ended December 31, 1989		-	-	-	(49,324)	-	(49,324)
Balance, December 31, 1989		5,332,268	1,412,343	(674,313)	(856,961)	-	(118,931)
Net loss for the year ended December 31, 1990		-	-	-	(91,344)	-	(91,344)
Balance, December 31, 1990		5,332,268	1,412,343	(674,313)	(948,305)	-	(210,275)
5 for 1 share consolidation		(4,265,815)	-	-	-	-	-
Net loss for the year ended December 31, 1991		-	-	-	(42,649)	-	(42,649)

.../Cont'd.

SEE ACCOMPANYING NOTES

Continued

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2003
(Stated in Canadian Dollars)

	Common Stock Issued Shares	Common Stock Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Share Subscriptions	Total
Balance, December 31, 1991	1,066,453	1,412,343	(674,313)	(990,954)	-	(252,924)
Issue of shares for cash pursuant to a private placement – at $0.15	774,693	116,204	-	-	-	116,204
Issue of shares pursuant to debt settlement agreements – at $0.15	66,667	10,000	-	-	-	10,000
– at $0.18	552,327	99,418		-	-	99,418
Issue of shares for cash pursuant to a public offering – at $0.18	1,200,000	216,000	-	-	-	216,000
Issue costs	-	(36,000)	-	-	-	(36,000)
Net loss for the year ended December 31, 1992	-	-	-	(81,657)	-	(81,657)
Balance, December 31, 1992	3,660,140	1,817,965	(674,313)	(1,072,611)	-	71,041
Issue of shares for cash pursuant to a private placement – at $0.25	200,000	50,000	-	-	-	50,000
Issue of shares for cash pursuant to the exercise of share purchase options – at $0.16	515,000	82,400	-	-	-	82,400
– at $0.17	462,475	78,621	-	-	-	78,621
– at $0.25	306,282	76,570	-	-	-	76,570
Issue of shares for cash pursuant to the exercise of share purchase warrants – at $0.18	600,000	108,000	-	-	-	108,000
– at $0.25	200,000	50,000	-	-	-	50,000
Issue of shares pursuant to resource property acquisition agreements – at $0.25	120,000	30,000	-	-	-	30,000
– at $0.17	50,000	8,500	-	-	-	8,500
Issue of shares pursuant to a finders fee – at $0.25	38,333	9,833	-	-	-	9,833
Net loss for the year ended December 31, 1993	-	-	-	(706,503)	-	(706,503)

.../Cont'd.

SEE ACCOMPANYING NOTES

Continued

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2003
(Stated in Canadian Dollars)

		Common Stock		Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Share Subscriptions	Total
		Issued Shares	Amount				
Balance, December 31, 1993		6,152,230	2,311,889	(674,313)	(1,779,114)	-	(141,538)
Issue of shares pursuant to debt settlement agreements	– at $0.17	367,757	62,519	-	-	-	62,519
Issue of shares for cash pursuant to a private placement	– at $0.15	1,200,000	180,000	-	-	-	180,000
Net loss for the year ended December 31, 1994		-	-	-	(361,476)	-	(361,476)
Balance, December 31, 1994		7,719,987	2,554,408	(674,313)	(2,140,590)	-	(260,495)
Issue of shares for cash pursuant to the exercise of share purchase warrants	– at $0.15	500,000	75,000	-	-	-	75,000
Issue of shares pursuant to debt settlement agreements	– at $0.15	532,272	79,841	-	-	-	79,841
Issue of shares for cash pursuant to a private placement	– at $0.15	1,297,000	194,550	-	-	-	194,550
Net loss for the year ended December 31, 1995		-	-	-	(297,613)	-	(297,613)
Balance December 31, 1995		10,049,259	2,903,799	(674,313)	(2,438,203)	-	(208,717)
Issue of shares for cash pursuant to the exercise of share purchase warrants	– at $0.20	620,000	124,000	-	-	-	124,000
Issue of shares pursuant to debt settlement agreements	– at $0.16	676,751	108,280	-	-	-	108,280
	– at $0.19	64,210	12,200	-	-	-	12,200
Issue of shares for cash pursuant to a private placement	– at $0.16	400,000	64,000	-	-	-	64,000
Net loss for the year ended December 31, 1996		-	-	-	(177,872)	-	(177,872)
Balance, December 31, 1996		11,810,220	3,212,279	(674,313)	(2,616,075)	-	(78,109)

…/Cont'd.

SEE ACCOMPANYING NOTES

Continued

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2003
(Stated in Canadian Dollars)

	Common Stock Issued Shares	Common Stock Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Share Subscriptions	Total
Issue of shares pursuant to resource property acquisition agreements – at $0.16	100,000	16,000	-	-	-	16,000
– at $0.19	100,000	19,000	-	-	-	19,000
Issue of shares pursuant to debt settlement agreements – at $0.19	572,296	108,736	-	-	-	108,736
Issue of shares for cash pursuant to a private placement – at $0.15	600,000	90,000	-	-	-	90,000
Cancellation of escrow shares	(127,500)	-	-	-	-	-
Issue of shares for cash pursuant to the exercise of share purchase warrants – at $0.25	30,000	7,500	-	-	-	7,500
Net loss for the year ended December 31, 1997	-	-	-	(341,800)	-	(341,800)
Balance, December 31, 1997	13,085,016	3,453,515	(674,313)	(2,957,875)	-	(178,673)
Issue of shares for cash pursuant to an escrow agreement – at $0.01	750,000	7,500	-	-	-	7,500
Net loss for the year ended December 31, 1998	-	-	-	(348,981)	-	(348,981)
Balance, December 31, 1998	13,835,016	3,461,015	(674,313)	(3,306,856)	-	(520,154)
Issue of shares pursuant to a resource property acquisition agreement – at $0.05	50,000	2,500	-	-	-	2,500
Net loss for the year ended December 31, 1999	-	-	-	(239,938)	-	(239,938)
Balance, December 31, 1999	13,885,016	3,463,515	(674,313)	(3,546,794)	-	(757,592)

.../Cont'd.

SEE ACCOMPANYING NOTES

Continued

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2003
(Stated in Canadian Dollars)

		Common Stock Issued Shares	Common Stock Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Share Subscriptions	Total
1 for 3 share consolidation		(9,256,678)	-	-	-	-	-
Issue of shares for cash pursuant to private placements	– at $0.195	3,076,923	600,000	-	-	-	600,000
	– at $0.175	857,143	150,000	-	-	-	150,000
Issue costs – finders fee		-	(19,400)	-	-	-	(19,400)
Issue of shares for cash pursuant to the exercise of share purchase options	– at $0.45	66,666	30,000	-	-	-	30,000
Issue of shares pursuant to a resource property acquisition agreement	– at $0.27	100,000	27,000	-	-	-	27,000
Issue of shares pursuant to debt settlement agreements	– at $0.22	466,126	102,548	-	-	-	102,548
Net loss for the year ended December 31, 2000		-	-	-	(411,820)	-	(411,820)
Balance, December 31, 2000		9,195,196	4,353,663	(674,313)	(3,958,614)	-	(279,264)
Issue of shares for cash pursuant to private placements	– at $0.25	1,400,000	350,000	-	-	-	350,000
	– at $0.35	857,142	300,000	-	-	-	300,000
Issue costs – finders fees		-	(18,000)	-	-	-	(18,000)
Issue of shares for cash pursuant to the exercise of share purchase options	– at $0.15	10,000	1,500	-	-	-	1,500
	– at $0.21	215,000	45,150	-	-	-	45,150
Issue of shares pursuant to resource property acquisition agreements	– at $0.25	60,000	15,000	-	-	-	15,000
	– at $0.33	750,000	248,625	-	-	-	248,625
	– at $0.39	16,666	6,500	-	-	-	6,500
Share subscriptions		-	-	-	-	65,000	65,000
Net loss for the year ended December 31, 2001		-	-	-	(493,165)	-	(493,165)

.../Cont'd.

SEE ACCOMPANYING NOTES

Continued

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2003
(Stated in Canadian Dollars)

		Common Stock Issued Shares	Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Share Subscriptions	Total
Balance, December 31, 2001		12,504,004	$ 5,302,438	$ (674,313)	$ (4,451,779)	$ 65,000	$ 241,346
Issue of shares for cash pursuant to private placements	– at $0.35	485,714	170,000	-	-	(65,000)	105,000
Issue of shares for cash pursuant to the exercise of share purchase options	– at $0.15	50,000	7,500	-	-	-	7,500
	– at $0.21	56,833	11,935	-	-	-	11,935
	– at $0.36	30,000	10,800	-	-	-	10,800
Issue of shares pursuant to resource property acquisition	– at $0.40	75,000	30,000	-	-	-	30,000
Net loss for the year ended December 31, 2002		-	-	-	(404,752)	-	(404,752)
Balance, December 31, 2002		13,201,551	5,532,673	(674,313)	(4,856,531)	-	1,829
Issue of shares for cash pursuant to private placements	– $0.10	4,000,000	400,000	-	-	-	400,000
Finders fees		146,760	-	-	-	-	-
Issue of shares pursuant to resource property acquisitions	– at $0.17	150,000	25,500	-	-	-	25,500
	– at $0.18	20,000	3,600	-	-	-	3,600
Net loss for the year ended December 31, 2003		-	-	-	(473,810)	-	(473,810)
Balance, December 31, 2003		17,518,311	$ 5,961,773	$ (674,313)	$ (5,330,341)	$ -	$ (42,881)

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.

Schedule 1

(An Exploration Stage Company)
SCHEDULE OF RESOURCE PROPERTY COSTS
for the years ended December 31, 2003 and 2002
(Stated in Canadian Dollars)

Buck Lake Claims	Balance December 31, 2001	(Reductions) Additions	Balance December 31, 2002	(Reductions) Additions	Balance, December 31, 2003
Acquisition Costs					
Cash	$ 65,000	$ -	$ 65,000	$ 55,000	$ 120,000
Shares	9,000	-	9,000	25,500	34,500
Consulting – cash	100,000	-	100,000	-	100,000
Option payments – shares	(23,000)	-	(23,000)	-	(23,000)
	151,000	-	151,000	80,500	231,500
Deferred Exploration Costs					
Assays	18,174	1,402	19,576	168	19,744
Equipment rental	54,659	-	54,659	6,040	60,699
Field costs	405,262	-	405,262	6,249	411,511
Geological consulting – Note 9	8,066	28,942	37,008	19,725	56,733
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	48,625	-	48,625	1,420	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	589,650	30,344	619,994	33,602	653,596
	740,650	30,344	770,994	114,102	885,096
Bo Lake and BL Claims					
Acquisition Costs					
Cash	17,525	-	17,525	-	17,525
Shares	27,000	30,000	57,000	-	57,000
Option payment – shares	(40,000)	-	(40,000)	-	(40,000)
	4,525	30,000	34,525	-	34,525
Deferred Exploration Costs					
Assays	769	-	769	-	769
Field costs	16,831	-	16,831	1,500	18,331
Geological consulting – Note 9	-	3,600	3,600	2,100	5,700
Reporting	5,075	-	5,075	1,530	6,605
	22,675	3,600	26,275	5,130	31,405
Write-off of resource property costs	-	-	-	(65,930)	(65,930)
	27,200	33,600	60,800	(60,800)	-

.../Cont'd.

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD. Schedule 1 – (Continued)

(An Exploration Stage Company)

SCHEDULE OF RESOURCE PROPERTY COSTS

for the years ended December 31, 2003 and 2002

(Stated in Canadian Dollars)

East Dog River Claims	Balance December 31, 2001	(Reductions) Additions	Balance December 31, 2002	(Reductions) Additions	Balance, December 31, 2003
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	-	-	-	24	24
Field costs	-	3,961	3,961	2,802	6,763
Geological consulting – Note 9	-	-	-	3,675	3,675
Reporting	-	-	-	48	48
	-	3,961	3,961	6,549	10,510
	12,500	3,961	16,461	6,549	23,010
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	-	-	-	383	383
Field costs	-	8,509	8,509	3,136	11,645
Geological consulting – Note 9	-	-	-	2,100	2,100
Reporting	-	-	-	1,050	1,050
	-	8,509	8,509	6,669	15,178
	12,500	8,509	21,009	6,669	27,678
Tib Lake Claims					
Deferred Exploration Costs					
Field costs	-	9,507	9,507	-	9,507
	-	9,507	9,507	-	9,507
Write-off of exploration costs	-	(9,507)	(9,507)	-	(9,507)
	-	-	-	-	-

.../Cont'd.

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD. Schedule 1 – (Continued)

(An Exploration Stage Company)

SCHEDULE OF RESOURCE PROPERTY COSTS

for the years ended December 31, 2003 and 2002

(Stated in Canadian Dollars)

Wakinoo Lake Claims	Balance December 31, 2001	(Reductions) Additions	Balance December 31, 2002	(Reductions) Additions	Balance, December 31, 2003
Deferred Exploration Costs					
Assays	-	5,991	5,991	-	5,991
Consulting	-	5,437	5,437	-	5,437
Drilling	-	32,765	32,765	-	32,765
Field costs	-	21,261	21,261	-	21,261
	-	65,454	65,454	-	65,454
Write-off of exploration costs	-	(65,454)	(65,454)	-	(65,454)
	-	-	-	-	-
Gwyn Lake Claims					
Acquisition Costs					
Cash	-	-	-	5,000	5,000
Shares	-	-	-	3,600	3,600
	-	-	-	8,600	8,600
Deferred Exploration Costs					
Assays	-	-	-	45	45
Field costs	-	-	-	5,192	5,192
Geological consulting – Note 9	-	-	-	6,300	6,300
Reporting	-	-	-	45	45
	-	-	-	11,582	11,582
	-	-	-	20.182	20.182
	$ 792,850	$ 76,414	$ 869,264	$ 86,702	$ 955,966

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is an exploration stage public company listed for trading on the TSX Venture Exchange ("TSX") and is in the process of exploring resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration costs are dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under property acquisition agreements and to complete the development of the property, and upon future profitable production.

The Company was incorporated pursuant to the British Columbia Company Act on January 1, 1987 as Zuni Energy Corp. The Company changed its name on May 24, 1991 to Home Ventures Ltd. and on February 15, 2000 to Buck Lake Ventures Ltd.

Prior to becoming an exploration stage company in 1987, the Company was in the business of oil and gas production and sales.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at December 31, 2003, the Company had a working capital deficiency of $1,017,962, which is not sufficient to meet its planned business objectives or fund mineral property expenditures and ongoing operations for the next fiscal year. The Company has accumulated losses of $6,004,654 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada and are stated in Canadian dollars. Except as disclosed in Note 12 these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2 Summary of Significant Accounting Policies – (cont'd)

(a) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

(b) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%

Additions during the year are amortized at one-half the rate.

(c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(d) Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(e) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

(f) Basic and Diluted Loss Per Share

Basic loss per share are computed by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(g) Financial Instruments

The carrying values of cash, marketable securities, accounts payable, due to related parties, advances payable, and loans payable approximate fair values because of the short-term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(h) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 7, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

(Stated in Canadian Dollars)

Note 2 Summary of Significant Accounting Policies – (cont'd)

(h) Stock-based Compensation Plan – (cont'd)

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation costs on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro-forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The Company will adopt the new requirements on January 1, 2004 whereby the fair value of stock options awards to employees and directors will be recognized as an expense.

(i) Exploration Stage Company

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of property by issuers engaged or to be engaged in significant mining operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the Company has not been referred to as being a development stage company.

Note 3 Capital Assets

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 5,132	$ 3,802	$ 5,432
Furniture and fixtures	16,585	7,032	9,553	11,941
Office equipment	10,000	4,240	5,760	7,200
	$ 35,519	$ 16,404	$ 19,115	$ 24,573

Note 4 Resource Property Costs

(a) Buck Lake Claims

By an option agreement dated March 17, 1998, and amended February 3, 1999 and October 8, 2003, the Company has the option to earn a 100% interest in the Buck Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of 216,664 common shares, a minimum of $150,000 in exploration expenditures (incurred) and property payments totalling $270,000 as follows:

(Stated in Canadian Dollars)

Note 4 Resource Property Costs – (cont'd)

(a) Buck Lake Claims – (cont'd)

Common Shares:

- 33,332 common shares at completion of a first phase exploration program (issued);
- 150,000 common shares upon TSX approval of October 8, 2003 amending agreement (issued);
- 16,666 common shares when a second phase exploration program is completed and a technical report recommending a third phase of exploration work is accepted for filing by the TSX; and
- 16,666 common shares when a third phase exploration program is completed and a technical report recommending a fourth phase of exploration work is accepted for filing by the TSX.

Cash Payments:

- $ 65,000 by November 30, 2001 (paid);
- $ 35,000 by November 30, 2002 (paid);
- $ 20,000 by January 2, 2004 (paid subsequent to December31, 2003); and
- $ 150,000 by January 31, 2005.

$ 270,000

The agreement is subject to a 2.5% net smelter return royalty. One-half of this royalty may be purchased at any time for $500,000.

By a joint venture agreement dated January 28, 2000 and amended February 15, 2000 the Company agreed with LMX Resources Ltd. ("LMX") to develop the Buck Lake claims. LMX was a related company by virtue of a common director. Under the terms of the agreement, the Company granted LMX the option to purchase a 50% interest in the Buck Lake claims for consideration of 100,000 common shares of LMX valued at $0.23 per share (received), $122,500 in cash payments to November 30, 2003, ($17,500 paid) and $350,000 in exploration expenditures to April 1, 2001 ($231,125 incurred and paid).

On February 27, 2001 the Company entered into an option agreement and a quit claim deed with LMX whereby LMX agreed to terminate the above joint venture agreement and quit claimed its interest in the Buck Lake claims to the Company. The Company issued to LMX 750,000 common shares at a price of $0.33 per share to reimburse cash payments and exploration expenditures. LMX's outstanding financing obligations with respect to the joint venture agreement were terminated.

(Stated in Canadian Dollars)

Note 4 Resource Property Costs – (cont'd)

(b) Bo Lake and BL Claims

By an option agreement dated April 26, 2000, the Company has the option to earn a 100% interest in the Bo Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of 100,000 common shares (issued), a minimum of $62,400 in exploration expenditures (incurred) and property payments totalling $155,000 as follows:

Property Payments

- $ 35,000 on or before April 26, 2001 (paid);
- $ 30,000 on or before April 26, 2002 (paid);
- $ 40,000 on or before April 26, 2003 (unpaid); and
- $ 50,000 on or before April 26, 2004 (unpaid).

$ 155,000

The Company reached an agreement with the vendor of the property to accept 75,000 common shares of the Company in lieu of the cash payment of $30,000 due at April 26, 2002 (issued).

The Company has the option to pay the final $50,000 by way of the equivalent of $50,000 in value of common shares of the Company.

The agreement is subject to a 3% net smelter return royalty. The Company may purchase one-half of the net smelter return royalty for $1,500,000.

The Company staked a 100% interest in contiguous claims known as the BL claims at a cost of $2,525.

On October 19, 2000, the Company entered into an option agreement with Pacific Topaz Resources Ltd. ("Pacific Topaz") to develop the Bo Lake and BL claims. Pacific Topaz is a related company by virtue of a common director. Under the terms of the agreement, the Company granted Pacific Topaz a three-year option to purchase a 50% interest in the Bo Lake and BL claims for consideration of:

(i) 100,000 common shares of Pacific Topaz at $0.40 per share (received);
(ii) the assumption by Pacific Topaz of all property payments due under the terms of the Bo Lake option agreement beginning with the April 26, 2001 payment of $20,000 (paid);
(iii) the assumption by Pacific Topaz of all exploration expenditure commitments under the terms of the Bo Lake option agreement; and
(iv) exploration expenditures commitments on the claims of a cumulative total of $500,000 by September 1, 2003 (incurred $98,510).

On April 8, 2003, Pacific Topaz abandoned the option.

During the year ended December 31, 2003, the Company abandoned the option agreement and wrote-down $65,930 in capitalized acquisition and exploration costs.

(Stated in Canadian Dollars)

Note 4 Resource Property Costs – (cont'd)

(c) East Dog River Claims

By an option agreement dated September 21, 2001, the Company acquried a 100% interest in the East Dog River claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. The Company may purchase one-half of the 2% net smelter return royalty for $500,000.

(d) Mirage Lake Claims

By an option agreement dated September 21, 2001, the Company acquired a 100% interest in the Mirage Lake claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. The Company may purchase one-half of the 2% net smelter return royalty for $500,000.

(e) Tib Lake Claims

By an option agreement dated January 22, 2002, the Company had the option to earn a 100% interest in the Tib Lake claims located on the Thunder Bay Mining Division of Ontario for consideration of $500,000 in exploration expenditures.

During the year ended December 31, 2002, the Company abandoned the option agreement and wrote-down $9,507 in capitalized exploration costs.

(f) Wakinoo Lake Claims

By an option agreement dated January 22, 2002, the Company had the option to earn a 100% interest in the Wakinoo Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of $700,000 in exploration expenditures.

During the year ended December 31, 2002, the Company abandoned the option agreement and wrote-down $65,454 in capitalized exploration costs.

(g) Gwyn Lake Claims

By an option agreement dated June 16, 2003, the Company has the option to earn a 100% interest in the Gwyn Lake claims located in the Thunder Bay Mining District of Ontario for consideration of 100,000 common shares, a minimum of $150,000 in exploration expenditures and property payments totalling $75,000 as follows:

Common Shares:

	20,000 upon TSX approval of the options agreement (issued);
	30,000 by September 30, 2003 (issued subsequent to December 31, 2003); and
	50,000 by September 30, 2004.
100,000	

(Stated in Canadian Dollars)

Note 4 Resource Property Costs – (cont'd)

(g) Gwyn Lake Claims – (cont'd)

Cash Payments:

- $ 5,000 by September 1, 2003 (paid);
- $ 5,000 by September 1, 2004
- $ 10,000 by September 1, 2005
- $ 10,000 by September 1, 2006; and
- $ 45,000 by September 1, 2007.

$ 75,000

Exploration Expenditures:

The Company must incur a minimum of $150,000 in exploration expenditures by July 2, 2007. At December 31, 2003, the Company had incurred exploration expenditures of $11,582.

The agreement is subject to a 1% net smelter return royalty. The net smelter return royalty may be purchased at any time for $1,500,000.

Note 5 Advances Payable

The advances payable are unsecured, bear interest at 1% per month and have no specific terms for repayment.

Note 6 Loans Payable

	2003	2002
a) Loan payable to a director of the Company is unsecured, non-interest bearing and payable on demand.	$ 24,000	$ 23,900
b) Loan payable is unsecured, non-interest bearing and payable on demand.	27,300	27,300
c) Loans payable are unsecured, bear interest at 10% per annum and are payable on demand.	98,827	90,503
d) Loan payable is unsecured, bears interest at prime plus 2% per annum and is payable on demand.	61,244	57,293
	$ 211,371	$ 198,996

(Stated in Canadian Dollars)

Note 7 Share Capital – Note 11

(a) Authorized:

100,000,000 common shares without par value

(b) Escrow:

At December 31, 2003, 250,000 common shares were held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled. As of March 13, 2003, these shares were not released and are subject to cancellation.

(c) Commitments:

(i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of December 31, 2003 and 2002 and the changes during the years then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, December 31, 2001	1,314,400	$0.27
Exercised	(136,833)	$0.22
Expired	(516,972)	$0.17
Options exercisable and outstanding, December 31, 2002	660,595	$0.36
Expired	(660,595)	$0.36
Options exercisable and outstanding, December 31, 2003	-	-

(ii) Share Purchase Warrants

At December 31, 2003, there were 4,559,094 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
485,714	$0.56	February 4, 2004
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
4,559,094		

Subsequent to December 31, 2003, 485,714 share purchase warrants outstanding at December 31, 2003 expired.

(Stated in Canadian Dollars)

Note 7 Share Capital – Note 11 – (cont'd)

(c) Commitments: – (cont'd)

(iii) Resource Property Costs

Note 4

(iv) Flow-through Shares

During the year ended December 31, 2003, the Company issued 4,000,000 flow-through units for proceeds of $400,000. The proceeds from this unit issue must be used for qualifying exploration expenditures which will be renounced by the Company in favour of the investors purchasing the units and such expenditures will not be available to the Company for tax purposes. As at December 31, 2003, cash included $310,068 to be used for qualifying exploration expenditures.

Note 8 Corporation Tax Loss Carry-forwards

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount and the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future tax assets and liabilities, after applying the enacted corporate income tax rates, are as follows:

	2003	2002
Future income tax assets		
Exploration and development expenses	$ 1,569,300	$ 1,508,900
Less: valuation allowance	(1,569,300)	(1,508,900)
	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is not likely that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

At December 31, 2003, the Company has incurred Exploration and Development expenses totalling $4,171,500 which may be applied against certain future years' taxable income at various rates.

(Stated in Canadian Dollars)

Note 9 Related Party Transactions – Notes 4 and 6

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	Year ended December 31, 2003	2002	2001
Consulting fees	$ 36,000	$ 37,500	$ 36,000
Deferred exploration costs – geological consulting	23,925	10,500	2,000
Interest	22,806	8,941	20,693
Management fees	30,000	30,000	30,000
Promotion and travel	-	10,070	-
Rent	-	-	3,500
Write-down of marketable securities	-	2,000	32,000
	$ 112,731	$ 99,011	$ 124,193

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2003, marketable securities include $6,000 (2002: $6,000) in common shares of companies with common directors.

At December 31, 2003, amounts due to related parties include $631,578 (2002: $203,429) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 10 Non–cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

Year ended December 31, 2003

a) the Company issued 20,000 common shares at $0.18 per share as an option payment with respect to the Gwyn Lake claims.

b) the Company issued 150,000 common shares at $0.17 per share as an option payment with respect to the Buck Lake claims.

c) the Company issued 146,760 common shares as finders fees on a private placement.

(Stated in Canadian Dollars)

Note 10 Non–cash Transactions – (cont'd)

Year ended December 31, 2002

a) the Company issued 75,000 common shares at $0.40 per share as an option payment with respect to the Bo Lake and BL claims.

b) $65,000 received during the year ended December 31, 2001 and previously included in share subscriptions was applied against a private placement of 485,714 common shares.

Year ended December 31, 2001

a) the Company issued a total of 60,000 common shares at $0.25 per share as option payments with respect to the East Dog River claims and the Mirage Lake claims.

b) the Company issued 750,000 common shares at $0.33 per share to terminate an option agreement on the Buck Lake claims.

c) the Company issued 16,666 common shares at $0.39 per share as an option payment with respect to the Buck Lake claims.

d) the Company received 100,000 common shares of Pacific Topaz Resources Ltd. at $0.40 per share as an option payment with respect to a option agreement to develop the Bo Lake and BL claims.

Note 11 Subsequent Events – Notes 4 and 7

Subsequent to December 31, 2003, the Company:

a) granted 1,751,831 share purchase options entitling the holders thereof the right to purchase one common share for each option held at $0.13 per share until January 16, 2006;

b) issued 5,500,000 units at $0.10 per unit for proceeds of $550,000 (100,000 units were issued on a flow-through basis). Each unit contained one common share and one share purchase warrant entitling the holders thereof the right to purchase an additional common share at $0.12 per share until February 9, 2006. In addition, the Company issued 220,000 units with the same terms as a finders fee.

Note 12 Differences Between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

(Stated in Canadian Dollars)

Note 12 Differences Between Canadian and United States Accounting Principles – (cont'd)

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

(a) Resource Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada ("Canadian GAAP") resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the US ("US GAAP") resource property acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven reserves. Therefore an additional acquisition and exploration expense is required under US GAAP.

(b) Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company's stock at the date of the grant. Pursuant to APB 25, the compensation charge associated with non-employees options has been recorded in the reconciling items. The compensation charge for employees is not recognized in this circumstance. Under SFAS 123, it is required to present pro-forma information as to the effect on income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of that statement. Had compensation cost been determined based on the fair value at the grant dates for those options issued to directors and employees, the Company's net loss and loss per share would have been increased to the pro-forma amounts indicated below:

	2003	2002	2001
Net loss for the year per US GAAP as reported – Note 12 (d)	$ (560,512)	$ (481,166)	$ (1,093,671)
Pro-forma adjustment for SFAS 123	-	-	(88,922)
	$(560,512)	$(481,166)	$(1,182,593)
Pro-forma net loss per share	$ (0.04)	$ (0.04)	$ (0.11)

The weighted average fair value at date of grant of the options granted were as follows:

	2003	2002	2001
Weighted average fair value	$ -	$ -	$ 0.29
Total options granted	-	-	705,595
Total fair value of all options granted	$ -	$ -	$ 204,520

(Stated in Canadian Dollars)

Note 12 Differences Between Canadian and United States Accounting Principles – (cont'd)

(b) Stock-based Compensation – (cont'd)

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Expected dividend yield	-	-	0.0%
Expected volatility	-	-	121%
Risk-free interest rate	-	-	5%
Expected term in years	-	-	2

As a result of the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation, there is no difference between Canadian and US GAAP for the years ended December 31, 2003 and 2002.

(c) New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

(d) The impact of the above on the financial statements is as follows:

Statements of Loss	2003	2002	2001
Net loss for the year per Canadian GAAP	$ (473,810)	$ (404,752)	$ (493,165)
Resource property acquisition costs	(89,100)	(30,000)	(135,000)
Resource property costs written-off	65,930	74,961	-
Deferred exploration costs	(63,532)	(121,375)	(349,908)
Stock-based compensation	-	-	(115,598)
Net loss for the year per US GAAP	$ (560,512)	$ (481,166)	$(1,093,671)
Basic and diluted loss per share per US GAAP	$ (0.04)	$ (0.04)	$ (0.10)
Weighted average number of shares outstanding per US GAAP	13,034,846	12,829,604	10,599,600

Buck Lake Ventures Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003 and 2002 – Page 15
(Stated in Canadian Dollars)

Note 12 Differences Between Canadian and United States Accounting Principles – (cont'd)

(d) The impact of the above on the financial statements is as follows: – (cont'd)

Statements of Cash Flows	2003	2002	2001
Cash flows used in operating activities per Canadian GAAP	$ (408,168)	$ (236,956)	$ (585,694)
Resource properties acquired	(60,000)	-	(135,000)
Exploration expenses incurred	(63,532)	(121,375)	(349,908)
Cash flows used in operating activities per US GAAP	(531,700)	(358,331)	(1,070,602)
Cash flows from financing activities per Canadian and US GAAP	841,351	350,598	674,979
Cash flows used in investing activities per Canadian GAAP	(123,532)	(121,830)	(519,972)
Resource properties expensed	60,000	-	135,000
Exploration expenses incurred	63,532	121,375	349,908
Cash flows used in investing activities per US GAAP	-	(455)	(35,064)
Increase (decrease) in cash per US GAAP	$ 309,651	$ (8,188)	$ (430,687)

Balance Sheets	2003	2002
Total assets per Canadian GAAP	$ 1,329,825	$ 931,727
Resource property costs	(955,966)	(869,264)
Total assets per US GAAP	373,859	62,463
Total liabilities per Canadian and US GAAP	(1,372,706)	(929,898)
	$ (998,847)	$ (867,435)
Shareholders' Deficiency		
Deficit, per Canadian GAAP	$ (6,004,654)	$ (5,530,844)
Resource property costs	(955,966)	(869,264)
Stock-based compensation	(124,398)	(124,398)
Deficit, per US GAAP	(7,085,018)	(6,524,506)
Share capital per Canadian and US GAAP	5,961,773	5,532,673
Additional paid-in capital per US GAAP	124,398	124,398
	$ (998,847)	$ (867,435)